Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-203457 and 333-203458

Free Writing Prospectus dated August 10, 2015

Fantex, Inc.

On August 4, 2015, CNBC Closing Bell (“CNBC”) broadcasted an interview (the “Broadcast”) with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”), and Duncan Niederauer, a member of the Fantex Board of Directors, the transcript of which is attached hereto as Annex A. The Broadcast references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”), the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers”), the Fantex Series Jack Mewhort Convertible Tracking Stock (“Fantex Series Jack Mewhort”) and the Fantex Series Kendall Wright Convertible Tracking Stock (“Fantex Series Kendall Wright” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering,” the “Michael Brockers Offering,” the “Jack Mewhort Offering” and the “Kendall Wright Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437, 333-198986, 333-201677, 333-203457 and 333-203458, respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement,” the “Michael Brockers Registration Statement,” the “Jack Mewhort Registration Statement” and the “Kendall Wright Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014, the Alshon Jeffery Offering was completed on March 19, 2015, the Michael Brockers Offering was completed on May 29, 2015 and the Jack Mewhort Offering was completed on July 14, 2015.  However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to publication.  The publisher of the Broadcast is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Broadcast or any other broadcast published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Broadcasts represents the authors’ opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, CNBC co-host Kelly Evans references “[an] IPO for Jack Mewhort” and “bring[ing] . . . Kendall Wright to the market.” CNBC co-host Bill Griffeth references “an IPO . . . on [an] athlete.” Mr. Niederauer references “buying a piece of an athlete.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”). Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Brand Agreement effective as of January 9, 2015, by and among Michael Brockers, Brockers Marketing, LLC and the Company (the “Michael Brockers Brand Contract”).  Holders of shares of the Company’s Fantex Series Jack Mewhort will have no direct investment in Jack Mewhort, his brand or the Brand Agreement effective as of March 26, 2015, by and among Jack Mewhort and the Company (the “Jack Mewhort Brand Contract”). Holders of shares of the Company’s Fantex Series Kendall Wright will have no direct investment in Kendall Wright, his brand or the Brand Agreement effective as of February 15, 2015, by and among Kendall Wright and the Company (the “Kendall Wright Brand Contract”). Holders of shares of the Company’s Fantex Series Arian Foster will have no direct investment in Arian Foster, his brand or the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract” and, together with the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Jack Mewhort Brand Contract and the Kendall Wright Brand Contract, the “Brand Contracts”).

•                  During the Broadcast, Mr. Griffeth references that “[athletes] give 10% of their earnings . . . in perpetuity beyond their playing career[s].” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort and Kendall Wright (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  During the Broadcast, Mr. Niederauer references “uncorrelated asset class,” “athlete[s’] futures [are] pointed upwards,” “[athletes’ futures] ha[ve] nothing to do with how markets perform or how the economy performs,” “the lack of correlation [with the economy]” “a private equity like return profile,” “great return profile,” “a low volatility return profile” and “a free option.” The Company clarifies that shares of the Company’s Tracking Stocks are shares of common stock of the Company as a whole and, as such, will be subject to all risks associated with an investment in the Company and all of its Tracking Stocks, assets and liabilities. The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand, but will still be exposed to additional risks associated with the Company as a whole. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. The Company further clarifies that a return on investment in a Fantex Tracking Stock cannot be guaranteed and that the Offerings are highly speculative and the Company’s Tracking Stocks involve a high degree of risk. Investing in the Company’s Tracking Stocks should be considered only by persons who can afford the loss of their entire investment A more detailed description of the risks of an investment in the Company’s Tracking Stocks may be found in the Registration Statements.

•                  During the Broadcast, Mr. Niederauer references “annual dividends .” The Company clarifies that the board of directors is permitted, but not required to declare and pay dividends on the Company’s platform common stock or any of its Tracking Stocks. In its Annual Report on Form 10-K, the Company states that it intends to pay quarterly cash dividends out of available cash for each tracking stock, if outstanding. A more detailed description of the Company’s dividend policy is available in the Registration Statements.

•                  During the Broadcast, Mr. French references “[Fantex] bought at [a] 53% discount or [for] about $26 million present value . . . a 10% interest [in Jack Mewhort’s future brand income] for $2.6 million.” The Company clarifies that, as consideration for the acquired brand income (“ABI”) under the Jack Mewhort Brand Contract, the Company paid Jack Mewhort approximately $2.52 million (less $0.126 million to be held in escrow until six months of consecutive payments due under the Jack Mewhort Brand Contract have been timely delivered to the Company). The Company further clarifies that, based on its discounted cash flow analysis, the Company estimated that Jack Mewhort would earn approximately $58.8 million gross during his playing career, which the Company discounted to $25.2 million at present value. A more detailed description of Jack Mewhort’s estimated brand income is available in the Jack Mewhort Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort and Kendall Wright respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s, Michael Brockers’s, Jack Mewhort’s and Kendall Wright’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort and Kendall Wright. The Company generally identifies forward-looking statements by words such as “believe,” “expect,” “hope,” “intend,” “may,” “should,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast

MEDIA:	Television
STATION:	CNBC
DATE:	August 4, 2015
PROGRAM:	Closing Bell
SUBJECT:	Fantex

Kelly Evans, CNBC, co-host, Closing Bell:

And we are gearing up to be joined by former New Stock Exchange boss Duncan Niederauer, he knew the score when he ran this exchange. There he is back on the floor, now he’ going to bat for Fantex the company that creates tracking stocks for athletes. We’re gonna talk to him about his new job, his old job and all markets next.

[commercial break]

Welcome back don’t know if you heard of it, but Fantex Brokerage Services is the platform that allows investors to buy and sell stocks tied to an athlete’s income and earnings. Now it’s expanding its roster of players, last month it introduced an IPO for Jack Mewhort of the NFL Indianapolis Colts has plans to bring Tennessee Titans Kendall Wright to the market too.

Bill Griffeth, CNBC, co-host, Closing Bell:

And the players that they aren’t…players aren’t the only area that Fantex is expanding, it just recently announced that former New York Stock Exchange CEO Duncan Niederauer will be joining the Board of Directors and look who joins us today at Post 9 here. Helped us create Post 9 as a matter of fact, Duncan Niederauer along with Fantex CEO, Buck French. Good to see you both, I think there was more a buzz about you on the floor than there was about Rick Springfield today. Have you been back since you left?

Duncan Niederauer, Board of Directors, Fantex:

I hope not. I’ve been back once or twice but…

Griffeth:

But you didn’t stop by.

Niederauer:

It’s always nice to see everybody. Yeah, it’s nice to be back.

Griffeth:

Why Fantex?

Niederauer:

A lot of reasons, first of all it always starts with a great idea and a great team of people. So I really believe in the team. The team that Buck’s built is a great team, but I also love the idea. It’s not often you can be involved in the creation of a new asset class and here we are in a world where basically everything’s correlated. All we read about is everything’s correlated. This is a truly uncorrelated asset class, right. Cause as long the salary caps in professional sports go up, you’re buying a piece of an athlete who’s future is pointed upwards because the tide is pointing upwards and it has nothing to do with how markets perform or how the economy performs. So I think it’s pretty exciting.

Evans:

All the same Buck, the argument is there’s adverse selection for a lot of the players who you have because the guys who are really lucrative sign the really big deals and don’t really have to worry about this and then it’s kind of you get the others. What can you tell us about the kinds of people who are coming to your platform and then the kinds of people who are investing in them?

Buck French, CEO & Co-founder, Fantex:

Yeah, I mean we…first and foremost character is the number one attribute that we look for in any of the guys we work with. You know Jack Mewhort is a perfect example, a great young man. He’s actually just finished his first year in the league so he’s going in to the second year in the NFL. We look for guys who have great upside potential in their playing career and also are high caliber individuals.

Griffeth:

For those who don’t know how Fantex works, you raise money through an IPO, literally it’s an IPO—the way you would a stock—on each individual athlete. You can give them a fee, an upfront fee from the money that’s raised for the IPO and then in return they give 10% of their earnings. Now I get that, but it’s 10% of their earnings in perpetuity beyond their playing career. Why go so far with that?

French:

Yeah, so importantly we do a quantitative analysis to forecast their future earning potential. So take Jack Mewhort, the IPO we just completed we forecasted about $58.8 million dollars in a base case, which we bought at 53% discount or about $26 million present value and we acquired a 10% interest for $2.6 million. So, if he realizes that base case or greater there’s a great return profile inherent in that cash flow stream. And ultimately we believe that over the long term people will build out a basket of these assets because of the non-correlated attributes associated with the cash flow.

Niederauer:

Cause if you think about it, what Buck’s really describing is it’s almost a private equity like return profile. You get annual dividends. the tail of every athlete’s career is almost a free option. And unlike other return profiles, because of the lack of correlation, it’s a low volatility return profile also. So like anything new there’s only a handful of these guys that have done it. I think the proof is going to be in the pudding once, to get to Kelly’s question, once you get to basket of athletes across different sports at different points in their careers, then I think people will start to think of it more as an asset class, right?

Evans:

What happens when they blowout a knee?

Niederauer:

Well I think…

Evans:

Or a finger?

Niederauer:

I think the more you get diversified, remember in some leagues the contracts are guaranteed whether a pitcher throws out his arm or not. So I think that’s why you’ll also have to get more athletes up because there’s got to be more diversification. So I think…

French:

Well and you know any injury has to be, anything needs to be thought in terms of cash flow cause ultimately the contract we sign is representing that future cash flow stream. So Adrian Peterson blew out his ACL ten years ago that’s a career ending injury. A year after he recovered from it he almost broke the NFL rushing title. So you have to think in terms of cash flow and the risks associated to the cash flow.

Griffeth:

There’s risk on both sides, that’s for sure. At the risk of breaking a relationship here, I’m not going to go too far back a year past, but we John Thain on yesterday, your predecessor here at the New York Stock Exchange, we asked him if the number of trading platforms has fractionalized the industry too much. He says it has. What do you think?

Niederauer:

Yeah I thought it had a long time ago. I think competition is really, really healthy, I think unfettered, unmitigated competition or you’ve got all different kinds of liquidity pools with all different kinds of regulatory regimes. I just think it’s not good policy, but I’m happy to say that’s no longer…no one really cares what I think about that anymore Bill except maybe you.

Evans:

Very much you and Duncan. Just before you go, people should know as well you’re not just investing here in athletic exchanges, there’s some bitcoin, block chain stuff as well. I mean, what’s in the Duncan Niederauer portfolio of the future at this point?

Niederauer:

Yeah the two or three things that I’m trying to stay involved in the financial markets are Fantex because of all the reasons we just talked about. Less bitcoin, but more block chain cause I think the block chain is a chance to digitize a lot of the infrastructure underlying all assets that’s long overdue. And then I’m really focused on alternative lending platforms too because I do believe properly regulated. A lot of these platforms whether it’s peer to peer or you know main street lending, small business lending that is here to stay given the regulatory regime the banks are going to operate under. So I’ve really been focused on those three areas for the most part.

Griffeth:

So far?

Niederauer:

So far.

Griffeth:

I’m sure there’s more.

Niederauer:

Thanks for having us on guys.

Evans:

Thank guy so much.

Griffeth:

You bet.

French:

Appreciate it, thank you.

Evans:

We really appreciate it, Duncan Niederauer there and Buck French.

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